OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PENN OCTANE CORPORATION
(Name of Issuer)
Common Stock par value $0.01 per share
(Title of Class of Securities)
707573101
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS Swank Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		1,331,215

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,331,215

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,331,215

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
**SEE ITEM 4(b).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS Swank Energy Income Advisors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,331,215

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,331,215

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,331,215

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
**SEE ITEM 4(b).

CUSIP No.	707573101

1	NAMES OF REPORTING PERSONS Jerry V. Swank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		1,341,215

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,341,215

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,341,215

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.7%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

SCHEDULE 13G/A
This Amendment No. 4 (“Amendment”) to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Swank Capital, LLC, a Texas limited liability company (“Swank Capital”), Swank Energy Income Advisors, LP, a Texas limited partnership (the “Advisor”) and Mr. Jerry V. Swank, the principal of Swank Capital and the Advisor, relating to shares of common stock, par value $0.01 per share (the “Common Stock”) of Penn Octane Corporation, a Delaware corporation (the “Issuer”).
This Amendment relates to the shares of Common Stock of the Issuer purchased by the Advisor through various accounts managed by the Advisor ( the “Funds”). The Advisor is the investment advisor of the Funds and may direct the vote and disposition of the shares of Common Stock held by the Funds. Swank Capital serves as the general partner of the Advisor and may direct the Advisor to direct the vote and disposition of the shares of Common Stock held by the Funds. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the shares of Common Stock held by the Funds, and may direct the vote and disposition of the shares of Common Stock he holds in a personal account.
This Amendment is being filed to amend and restate Items 2(a), 2(c) and 4 as follows:

Item 2(a)	Name of Person Filing.
Swank Capital, LLC, Swank Energy Income Advisors, LP, and Mr. Jerry V. Swank.

Item 2(c)	Citizenship or Place of Organization.

Swank Capital, LLC is a limited liability company organized under the laws of the State of Texas. Swank Energy Income Advisors, LP is a limited partnership organized under the laws of the State of Texas. Mr. Swank is a United States citizen.

Item 4	Ownership.
(a)	Swank Capital and the Advisor may be deemed the beneficial owners of 1,331,215 shares of Common Stock. Mr. Swank may be deemed the beneficial owner of 1,341,215 shares of Common Stock.
(b)
Swank Capital and the Advisor may be deemed the beneficial owners of 8.7% of the outstanding shares of Common Stock. Mr. Swank may be deemed the beneficial owner of 8.7% of the outstanding shares of Common Stock. These percentages are determined by dividing 1,331,215 and 1,341,215, respectively, by 15,386,187, the number of shares of Common Stock issued and outstanding as of November 9, 2007, as reported in the Issuer’s Form 10-Q filed November 19, 2007.

(c)
The Advisor, and Swank Capital as the general partner of the Advisor, may direct the vote and dispose of the 1,331,215 shares of Common Stock held by the Funds. As the principal of Swank Capital, Mr. Swank may direct the vote and disposition of the 1,331,215 shares of Common Stock held by the Funds, and may also vote and dispose of the 10,000 shares of Common Stock held by him in a personal account.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

SWANK CAPITAL, LLC

By:	/s/ Jerry V. Swank

Jerry V. Swank
Managing Member

SWANK ENERGY INCOME ADVISORS, LP

By:	Swank Capital, LLC, its general partner

By:	/s/ Jerry V. Swank

Jerry V. Swank
Managing Member

/s/ Jerry V. Swank

Jerry V. Swank